FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MEDIA RELEASE



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

GUIDANCE FOR FINANCIAL YEAR ENDED DECEMBER 2012 AND Q4 2012

Johannesburg, 21 January 2013: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) today announced that attributable Group production for the December 2012 quarter (Q4 2012) is expected to be 753,000 gold equivalent ounces compared to 811,000 ounces in the September quarter (Q3 2012) and 883,000 ounces in the corresponding 2011 quarter (Q4 2011).

The international regions had an excellent quarter contributing 471,000 (Q3 2012 – 424,000 and Q4 2011 – 449,000) attributable gold equivalent ounces with all of the international operations achieving an improved performance quarter on quarter. In particular, the Tarkwa Gold mine recorded a strong improvement from the prior quarter with production of 187,800 ounces of gold (Q3 2012 – 169,400 ounces).

The South Africa Region, as expected, contributed lower production of approximately 282,000 ounces compared to 386,000 ounces in Q3 2012. The lower production was largely the result of approximately 110,000 ounces lost during the quarter (Q3 2012 – 35,000 ounces) due to the on-going impact of the prolonged and unprotected strikes at KDC and Beatrix, as referred to in the Q3 results published on 28 November 2012. In total 145,000 ounces are estimated to have been lost due to the strikes. Unit costs in the South Africa Region were negatively impacted by the lower production.

This quarter is the last time that Gold Fields will be reporting on the KDC and Beatrix Gold Mines. These mines are part of GFIMSA, which has been renamed Sibanye Gold and will be listed separately on 11 February 2013.

Gold Fields will release full results for Q4 2012 on Thursday14 February 2013.

Enquiries

Investor Enquiries
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)

Investor Enquiries

Willie Jacobsz
Tel   +27 11 562 9775
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
         goldfields.co.za

Remmy Kawala
Tel   +27 11 562 9844
Mobile   +27 82 312 8692
email   Remmy.Kawala@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[‡],
D L Lazaro^, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary: KE Robinson

Mobile: +27 82 971 9238 (SA)
Email: Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 321 8692
email: Remmy.Kawala@goldfields.co.za

Media Enquiries
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email: Sven.Lunsche@goldfields.co.za

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Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 21 January 2013

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs